UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

MakeMusic, Inc.

(Name of Subject Company)

MakeMusic, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), relating to the tender offer by LEAP Acquisition Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), which is a sponsored entity of LaunchEquity Partners, LLC, an Arizona limited liability company (“Parent Sponsor”), to purchase all of MakeMusic’s outstanding Shares for $4.85 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated March 22, 2013, which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13e-3 (collectively, as may be amended from time to time, the “Schedule TO”) and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of a section entitled “Extension of the Offer,” which shall include the following paragraph:

On April 18, 2013, Parent Sponsor and MakeMusic issued a joint press release announcing that MakeMusic and Purchaser have mutually agreed that Purchaser will extend the Offer to purchase all outstanding MakeMusic shares until midnight, New York City time, on April 30, 2013. A copy of the press release and the letter agreement between MakeMusic and Purchaser, Parent and Parent Sponsor has been filed as Exhibit (a)(5)(G) and Exhibit (e)(23), respectively, to the Schedule 14D-9 and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following paragraphs at the end of the section entitled “Litigation”:

On April 10, 2013, the plaintiff filed an amended complaint with the District Court that alleges, among other things, that MakeMusic violated certain sections of the Minnesota Securities Act related to fraud or material misrepresentation; that Parent, Parent Sponsor, Purchaser and members of the MakeMusic Board were liable for such alleged violations as control persons of MakeMusic; that Parent, Parent Sponsor, Purchaser, MakeMusic and members of the MakeMusic Board violated certain sections of the Minnesota Securities Act related to fraud in providing investment advice for compensation; that Parent, Parent Sponsor, Purchaser, MakeMusic and members of the MakeMusic Board engaged in negligent misrepresentations, or aided and abetted others’ alleged negligent misrepresentations; and that Parent, Parent Sponsor, Purchaser, MakeMusic and members of the MakeMusic Board engaged in common law fraud, or aided and abetted others’ alleged common law fraud. The relief sought by the plaintiff remained unchanged. The foregoing description is qualified in its entirety by reference to the amended complaint, which is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

On April 16, 2013, the District Court issued an order (the “Order”) ruling, among other things, plaintiff’s claims in the amended complaint were derivative rather than direct and the matter continues to be stayed pending the investigation and determination of a special litigation committee that has been appointed by MakeMusic’s Board of Directors. The foregoing description is qualified in its entirety by reference to the Order, which is filed as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(G)	Joint press release issued by MakeMusic, Inc. and LaunchEquity Partners, LLC on April 18, 2013, incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO

(a)(5)(H)	Amended Complaint filed on April 10, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO

(a)(5)(I)	Order issued April 16, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO

(e)(23)	Letter agreement between MakeMusic, Inc. and Purchaser, Parent and Parent Sponsor dated April 18, 2013, incorporated by reference to Exhibit (d)(6) to the Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2013

MAKEMUSIC, INC.

By:	/s/ Karen L. VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer